EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
($’s in 000’s)

	Years ended December 31
	2010	2009	2008	2007	2006
Fixed Charges:

Interest charges (per I/S)	$16,150	$17,178	$18,852	$23,353	$16,353

Less: net amortization of debt discount and premium and issuance expenses	547	308	288	460	456

Adjusted interest charges	15,603	16,870	18,564	22,893	15,897

Add: Net amortization of debt discount and premium and issuance expense	547	308	288	460	456

Interest portion of rental charges	463	162	414	686	552

Total fixed charges	$16,613	$17,340	$19,266	$24,039	$16,905

Earnings:

Pre-tax earnings	$231,874	$168,827	$192,227	$232,876	$198,658

Interest charges	15,603	16,870	18,564	22,893	15,897

Net amortization of debt discount and premium and issuance expense	547	308	288	460	456

Interest portion of rental charges	463	162	414	686	552

Total earnings	$248,487	$186,167	$211,493	$256,915	$215,563

Ratio of earnings to fixed charges	15.0	10.7	11.0	10.7	12.8

Note:	Currently amortization of debt discount and premium and issuance expenses are recorded and included within the interest expense line item. The above analysis starts with interest expense per the income statement and then subtracts the amortization figure in order to get to a “true” interest expense amount.